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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☒ Form C: Offering Statement
- ☐ Form C-U: Progress Update: _____
- ☐ Form C/A: Amendment to Offering Statement: _____
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer: Player One Energy, LLC
Legal status of issuer:

    Form: limited liability company
    Jurisdiction of Incorporation/Organization: Oklahoma
    Date of organization): July 14, 2022

Physical address of issuer: 11290 S. 72nd East Ct. / Bixby, Oklahoma 74008
Website of issuer: https://playerone.sppx.io/

Is there a co-issuer? ☐ Yes ☒ No If yes,
Name of co-issuer: _____
Legal status of co-issuer:

    Form: _____
    Jurisdiction of Incorporation/Organization: _____
    Date of organization: _____

Physical address of co-issuer: _____
Website of co-issuer: _____

Name of intermediary through which the offering will be conducted: Silicon Prairie Online LLC
CIK number of intermediary: 0001711770
SEC file number of intermediary: 007-00123
CRD number, if applicable, of intermediary: 289746

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:
$2,000 setup fee; 5% Cash on First 1M, 4% on Second, 3% up to 10M, then 1% thereafter

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:
N/A

Type of security offered: Revenue Loan Agreements

Target number of securities to be offered: $60,000

Price (or method for determining price): 1.00

Target offering amount: 60,000

Oversubscriptions accepted: ☐ Yes ☒ No

If yes, disclose how oversubscriptions will be allocated: ☐ Pro-rata basis ☐ First-come, first-served basis

☐ Other – provide a description: _____

Maximum offering amount (if different from target offering amount): 120,000

Deadline to reach the target offering amount: Six months from filing date

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: _____

Total Assets:	Most recent fiscal year-end: _____	Prior fiscal year-end: 0
Cash & Cash Equivalents:	Most recent fiscal year-end: _____	Prior fiscal year-end: 0
Accounts Receivable:	Most recent fiscal year-end: _____	Prior fiscal year-end: 0
Short-term Debt:	Most recent fiscal year-end: _____	Prior fiscal year-end: 0
Long-term Debt:	Most recent fiscal year-end: _____	Prior fiscal year-end: 0
Revenues/Sales	Most recent fiscal year-end: _____	Prior fiscal year-end: 0
Cost of Goods Sold:	Most recent fiscal year-end: _____	Prior fiscal year-end: 0
Taxes Paid:	Most recent fiscal year-end: _____	Prior fiscal year-end: 0
Net Income:	Most recent fiscal year-end: _____	Prior fiscal year-end: 0

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

[List will include all U.S. jurisdictions, with an option to add and remove them individually, add all and remove all.]

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (ğ227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Player One Energy, LLC
(Issuer)
By
/s/ Todd Hagopian Chief Operating Officer
(Signature and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (ğ227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Todd Hagopian
(Signature)
Chief Operating Officer
(Title)
June 6th, 2023
(Date)

THE COMPANY

1. Name of issuer: <u>Player One Energy, LLC</u>

ELIGIBILITY

2. ☒ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District ofColumbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements is not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☒ No
Explain: _____

DIRECTORS OF THE COMPANY

4.   Provide the following information about each manager (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Kevin Hobbie_ Dates of Service: 8/3/2022 - Present_____
Principal Occupation: ___CEO_____
Employer: _Player One Energy_____ Dates of Service: _8/3/2022 - Present_____
Employer's principal business: __Energy Sales to Bitcoin Miners_____
List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position: __CEO_____   Dates of Service:_8/3/2022 - Present_____

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities: leading sales/marketing efforts, product and process development, and business management.

Employer: __Texoma Safety Consulting_____ _____
Employer's principal business: __Oil/Plant Safety Consulting_____
Title: ____President__ Dates of Service: 10/2022 - Present_____
Responsibilities: President_____

Employer: __Basin Safety Consulting_____ _____
Employer's principal business: __Oil/Plant Safety Consulting_____
Title: ____Minority Owner__ Dates of Service: 7/2021 – 9/2022_____
Responsibilities: Consulting Management

Employer: __Continental Resources_____ _____
Employer's principal business: __Energy Company_____
Title: _Safety Specialist II_ Dates of Service: 3/2020 – 6/2021_____
Responsibilities: Consulting Management

Name: Todd Hagopian____ Dates of Board Service: 8/3/2022 - Present_____
Principal Occupation: COO_____ ____
Employer: _Player One Energy_____ Dates of Service: _8/3/2022 - Present_____
Employer's principal business: __Energy Sales to Bitcoin Miners_____

List all positions and offices with the issuer held and the period in which the director served in the position or office:

Position: COO_____ Dates of Service: __8/3/2022 - President___

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities: innovation and risk management, and product quality assurance.

Employer: <u>Cash Flow Acquisitions, Inc</u>
Employer's principal business: Portfolio Company - Manufacturing, Retail & Service Businesses
Title: __CEO/Owner _ Dates of Service: _7/2020 - Present_
Responsibilities:_____Oversee the corporate portfolio_____

Employer: Unarco (<u>Berkshire Hathaway Company)____</u>
Employer's principal business: ___Shopping Cart Manufacturer____
Title: _____President____ Dates of Service: ___3/2018 – 6/2020_____
Responsibilities:_____Oversaw operations of a $50M shopping cart manufacturer__

OFFICERS OF THE COMPANY

5.   Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:
Name: <u>Kevin Hobbie_____</u>
Title: ___President_____ Dates of Service: _8/3/2022 - Present_____
Responsibilities: __Energy Sales to Bitcoin Miners_____ _____
List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities: N/A

Employer: __Texoma Safety Consulting_____
Employer's principal business: __Oil/Plant Safety Consulting_____
Title: _____President__ Dates of Service: 10/2022 - Present_____
Responsibilities:_ President_____

Employer: __Basin Safety Consulting_____ _____
Employer's principal business: __Oil/Plant Safety Consulting_____
Title: _____Minority Owner__ Dates of Service: 7/2021 – 9/2022_____
Responsibilities:_ Consulting Management

Employer: __Continental Resources_____ _____
Employer's principal business: __Energy Company_____
Title: _Safety Specialist II_ Dates of Service: 3/2020 – 6/2021_____
Responsibilities:_ Consulting Management

Name: <u>Todd Hagopian_____</u>
Title: <u>Treasurer/Secretary____</u> Dates of Service: <u>8/3/2022 - Present_____</u>
Responsibilities: _____

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Cash Flow Acquisitions, Inc
Employer's principal business: Portfolio Company - Manufacturing, Retail & Service Businesses
Title: __CEO/Owner _ Dates of Service: _7/2020 - Present_
Responsibilities:_____Oversee the corporate portfolio_____

Employer: Unarco (Berkshire Hathaway Company)_____
Employer's principal business: ___Shopping Cart Manufacturer_____
Title: _____President_____ Dates of Service: ____3/2018 – 6/2020_____
Responsibilities:_____Oversaw operations of a $50M shopping cart manufacturer__

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
_____	_____	_____ %
_____	_____	_____ %
_____	_____	_____ %
_____	_____	_____ %

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control – as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.


Player One Energy
Off-Grid Fintech Specialists
Selling the shovels, instead of panning for gold

1

Player One Energy
The Management Team



CEO – Player One Energy
President - Texoma Safety
Entrepreneurship Experience: 4 Years
Oil/Gas Industry Experience: 12 Years
*Experience at Continental, Marathon, Chesapeake & ConocoPhillips





Todd

COO – Player One Energy
CEO – Cash Flow Acquisitions
MBA: Michigan State University
Fortune 500 Experience: 12 Years
Entrepreneurship Experience: 4 Years



Kevin, and Todd, have spent four years evaluating the oil/gas/bitcoin market, making connections, and building the most profitable business model in this space.

The proposed business model allows Player One to acquire assets with little/no investment, obtain long-term, high-margin contracts on those assets, along with middle-manning deals on the assets of other companies with little/no risk.



MISSION AND VISION

Simple goals to help complex businesses grow efficiently and effectively

COMPANY MISSION

Enable Innovation
Enrich Entrepreneurs
Save The World.

COMPANY VALUES

Work Hard
Use a Lot of Electricity
Don't Pay a Lot For It

OUR VISION

Find Cheaper Energy For Those Who Need It, While Keeping Energy Cheap For Those Who Can't Afford It.

3

WHY CHOOSE PLAYER ONE?

Player One Energy's Knowledge + Connections + Ideas = Best Positioned Company In The Space





01

02

03

Knowledge

Oil guys, and manufacturing guys, don't know anything about Bitcoin
Bitcoin guys don't know anything about oil or manufacturing
We can bridge the knowledge gap to make sure everyone makes money

Connections

We have connections with some of the largest bitcoin networks in the country
Our connections to the oil field run deep
Our manufacturing experience puts us in a strong position to market to them

Ideas

We are attacking brand new markets with innovative business models
We have multiple streams of revenue, each of which could stand on its own
Endless opportunities to grow this business into a major energy company





REVENUE STREAMS & WHITE PAPERS
Active projects that Player One Energy is working right now





P1 Wells

Player One Energy acquires stranded gas, or shut in pipeline wells, rehabs them back to life. Then signs a long-term gas contract to a third-party BTC miner or mines the BTC ourselves.



3rd Party Wells

Well owner uses Player One as a middleman to hook them up with a bitcoin miner. Player One handles all billing, communication, and specs, in exchange for a recurring pay.



3rd Party – On-Grid

Player One Energy is utilizing wasted space in warehouses and manufacturing plants. Will lower rent to zero, lower the miner's costs & give Player One a strong revenue stream



BUSINESS MODEL – ALL FOUR MODELS READY TO GO
This is how the portfolio will work together

P1 Well – Sell Gas

9 mw site (1 active, 1 under negotiation)
CapEx: $100K (covered by pre-buy)
First-Year Revenue: $1,036,800
First-Year Expenses: $725,760
First-Year Profit: $311,040
***Could Convert To P1 Mining After Initial Contract

3rd Party Well - Middleman

25 mw site (1 under negotiation)
CapEx: $50K (covered by pre-buy)
First-Year Revenue: $638,750
First-Year Expenses: $0
First-Year Profit: $638,750
***Lower CapEx, Lower Risk, Most Opportunities

3rd Party On-Grid - Middleman

10mw site (1 under negotiation)
CapEx: $50K (covered by pre-buy)
First-Year Revenue: $5,616,000
First-Year Expenses: $4,212,000
First-Year Profit: $1,404,000
***Lowest risk, highest ROI

P1 Well – P1 Mining

1 mw site (Future Vertical Integration)
CapEx: less than $700,000
First-Year Revenue: $1,166,175
First-Year Expenses: $116,618
First-Year Profit: $1,049,557
***Highest Risk, Highest Return per mw


COMPETITOR ANALYSIS PROCESS
Our business model offers key advantages over our competition.
Pipeline
Crusoe
Hosting Sites
Hard to work with
Expensive to install
Limited options
Lower revenue
Long waiting list
Married to Exxon
Expensive for miners
Wrong sales focus
Entitled attitude
Limited options
Most expensive option
On-Grid shutdowns
Expensive overhead
High bankruptcy rate
No hungry customer

7

ADVANTAGES

The entire business model focuses on making the customer's life better







More Money

We can pay customers more for their gas, or convert stranded gas into revenue for customers

Steady

Gas prices are set through contracts and will not fluctuate based on ebbs and flow of gas market

Easy

We handle the sale at the well head, or electrical box, and customers just collect their checks

Growth

We make potential projects more profitable, and create money for customers to invest

Pricing

Cheaper than current hosting options, ensuring the best prices for our customers

VERY LITTLE COMPETITION – HOW DO YOU VALUE US?

360 Mining

Fully Integrated Gas → Bitcoin Company

$6M Seed Round
$13 Million in 2nd Round (1 year later)

$??? Million Valuation

Still Has Very Few Wells
Most True Competitor On The List

Giga

Oil/Gas/Bitcoin Infrastructure Company

$1.1M Pre-Seed Round
$2.5M Seed Round

Pre-Money Valuation at 2021 Seed: $30M

$800K Revenue in 2021 (less than P1)
$$4.6M in 2022 (Less than P1 2024)

Crusoe

Mines Bitcoin Off Of Other People's Wells

$4.5M Seed Funding Round
$747.5M Raised in 7 Rounds

Valuation: Billions

Locked in Exxon Deal (Exclusive)
Other Oil Giants Open To Competition



WHAT MAKES US DIFFERENT/BETTER?

Business Model

Use Customer Pre-Pay To Fund Project

Outsource Everything Possible
Allows Us To Take On Many Projects

On-Grid, and Off-Grid, Revenue Streams

Partnership With Texas Oil/Gas Company
Negotiating Partnership With Consultants

Off-Grid model

Orphan, or Unwanted, Wells

Buy Low, Stim, Sell Oil & Gas
Stim + Stranded Gas Sale = New Revenue

Huge Potential With Oil/Gas Partnership

Partner Considering Stranded Gas Fund
20+ Additional Well Targets in OK/KS

On-Grid Model

Utilize Unused Plant/Yard Space

Pay Rent & Utility Bill For Manufacturer
Sell Hosting Space, Long-Term Contracts

Demand Response Credits = Millions

Can Fit 6.4mw In a 40x40x20 area
Easy Sell To Manufacturers All Over



FINANCIALS – BASED ONLY ON 3 ACTIVE PROJECTS

Player One Energy LLC (Active Projects Only)									
Kansas Well	Q1 2023	Q2 2023	Q3 2023	Q4 2023	FY 2023	Q1 2024	Q2 2024	Q3 2024	Q4 2024	FY 2024
Revenue	$126,000	$45,000	$90,000	$90,000	$351,000	$90,000	$90,000	$90,000	$90,000	$360,000
Expenses	$119,000	$22,500	$45,000	$45,000	$231,500	$45,000	$45,000	$45,000	$45,000	$180,000
Profit	$7,000	$22,500	$45,000	$45,000	$119,500	$45,000	$45,000	$45,000	$45,000	$180,000
	Pre-Launch	1/2 Quarter	Full-Speed	Full-Speed		Full-Speed	Full-Speed	Full-Speed	Full-Speed	
Oklahoma Well	Q1 2023	Q2 2023	Q3 2023	Q4 2023	FY 2023	Q1 2024	Q2 2024	Q3 2024	Q4 2024	FY 2024
Revenue	$0	$100,000	$259,200	$259,200	$618,400	$259,200	$259,200	$259,200	$259,200	$1,036,800
Expenses	$0	$100,000	$181,440	$181,440	$462,880	$181,440	$181,440	$181,440	$181,440	$725,760
Profit	$0	$0	$77,760	$77,760	$155,520	$77,760	$77,760	$77,760	$77,760	$311,040
	Negotiation Period	Pre-Launch	Full-Speed	Full-Speed	$0	Full-Speed	Full-Speed	Full-Speed	Full-Speed	$0
Oklahoma On-Grid	Q1 2023	Q2 2023	Q3 2023	Q4 2023	FY 2023	Q1 2024	Q2 2024	Q3 2024	Q4 2024	FY 2024
Revenue	$0	$468,000	$1,404,000	$1,404,000	$3,276,000	$1,404,000	$1,404,000	$1,404,000	$1,404,000	$5,616,000
Expenses	$0	$351,000	$1,053,000	$1,053,000	$2,457,000	$1,053,000	$1,053,000	$1,053,000	$1,053,000	$4,212,000
Profit	$0	$117,000	$351,000	$351,000	$819,000	$351,000	$351,000	$351,000	$351,000	$1,404,000
	Negotiation Period	Pre-Launch	Full-Speed	Full-Speed	$0	Full-Speed	Full-Speed	Full-Speed	Full-Speed	$0
P1 Admin	Q1 2023	Q2 2023	Q3 2023	Q4 2023	FY 2023	Q1 2024	Q2 2024	Q3 2024	Q4 2024	FY 2024
Revenue	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Expenses	$0	$135,000	$135,000	$135,000	$405,000	$135,000	$135,000	$135,000	$135,000	$540,000
Profit	$0	($135,000)	($135,000)	($135,000)	($405,000)	($135,000)	($135,000)	($135,000)	($135,000)	($540,000)
	Bootstrapping	Salaries Begin	Normal Salaries	Normal Salaries		Normal Salaries	Normal Salaries	Normal Salaries	Normal Salaries	
Player One Energy LLC	Q1 2023	Q2 2023	Q3 2023	Q4 2023	FY 2023	Q1 2024	Q2 2024	Q3 2024	Q4 2024	FY 2024
Revenue	$126,000	$613,000	$1,753,200	$1,753,200	$4,245,400	$1,753,200	$1,753,200	$1,753,200	$1,753,200	$7,012,800
Expenses	$119,000	$608,500	$1,414,440	$1,414,440	$3,556,380	$1,414,440	$1,414,440	$1,414,440	$1,414,440	$5,657,760
Profit	$7,000	$4,500	$338,760	$338,760	$689,020	$338,760	$338,760	$338,760	$338,760	$1,355,040



With investment, and two full-time employees, we could handle dozens of projects at once
Texas Oil Company ready to negotiate raising a funding round to buy wells for us

11

WHERE WILL YOUR INVESTMENT GO?

1. Bring Team On Full-Time

2. Expand Stranded Gas Well Portfolio

3. Strategically Acquire Orphaned Pipeline Wells

4. Aggressively Expand On-Grid Model

5. Prove The Model, Prepare For Massive Expansion Through Series A



EXPAND STRANDED GAS PORTFOLIO

➤ Orphan wells are free, if we take on the plugging risk – State of Oklahoma Owns them right now
➤ 13 target wells are actively pumping 10,000 barrels of oil each year ($600K in oil revenue)
➤ We can add a stranded gas revenue stream to these wells to increase profitability
➤ They were shut in, and never regained anywhere near max production
➤ We believe that most of these wells have taken on large amounts of paraffin
➤ 13 of these wells pumped a total of 390,000 bbl in 1999, so well workovers could result in dramatic increases
➤ We will then stim each well, targeting a conservative 3x to 4x oil production
➤ Wells could cost between $50K and $300K each to workover
➤ We do not know the amount of gas on these wells, but we believe they are gassy

Projected Revenue: $1.5M to $3M from Oil PLUS stranded gas sales

(Peak levels on these target wells would have been $23M/year)

Projected Net Profit: $750K to $1.5M per year,

	10,573	10,006	10,163
Bottom 5 Wells	1,876	1,795	1,720
Middle 5 Wells	2,786	2,569	2,801
Top 3 Wells	5,911	5,642	5,642
	2019	2020	2021



13

STRATEGICALLY ACQUIRE ORPHAN PIPELINE WELLS

➢ Orphan wells are free, if we take on the plugging risk – State of Oklahoma owns them right now
➢ 6 target wells accounted for over 11,000mcfd at their peak (Over $6M/year in potential gas revenue)
➢ They were shut in, and never regained anywhere near max production
➢ We believe that most of these wells have taken on large amounts of water
➢ We will then stim each well, targeting a return of 20% - 70% of previous production ($1M - $4M/year in revenue
➢ These are higher risk wells, but they were previously attached to the pipeline, so could be extremely profitable
➢ Wells could cost between $50K and $300K each to workover
➢ Could sell gas to bitcoin miners, or down the pipeline, or keep both options for the future (360 Mining Model)

Projected Revenue: $1M to $4M per year, depending on stimulation success

Projected Net Profit: $250K to $2M per year, depending on stimulation success and net margin per well



AGGRESSIVELY EXPAND ON-GRID MODEL

➤ Approach manufacturing facilities with the following proposition:
  ▪ Manufacturing facility gives us 40 ft x 40ft x 20 ft high space in their facility for mining
  ▪ We will pay for all wiring, crane work, and set up
  ▪ Player One Energy will pay the manufacturing facility $15,000/month plus their entire utility bill
  ▪ Player One Energy will place 6.4 mw of miners in their facility in our designated area
  ▪ Total Player One Energy Annual Revenue: Approximately $3.8M
  ▪ Total Player One Energy Annual Expenses: Approximately $3.1M
  ▪ Total Player One Energy Net Profit: Approximately $700K/manufacturing facility

➤ Miners can be placed inside, or outside
➤ Could do much larger sites (first site being negotiated is 10mw outdoors which will grow to 20mw)

Projected Revenue: $15M to $40M per year, depending on stimulation success

Projected Net Profit: $4M to $10M per year, depending on the ability to find willing customers



MARKET SIZE

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Plants/Warehouses/Land

Over 250,000 manufacturers in the US, many with multiple plants and lots of property

Pipeline Gas

Over 28 trillion cubic feet of gas currently moving to the pipeline from oil/gas wells

Stranded Gas

Over 2M Abandoned Wells in the US, many more active wells not hooked to pipeline



16

ADDITIONAL MARKET OPPORTUNITY

So many potential areas to expand into



Data Storage

Diversify away from Bitcoin into Data Storage server space

Player One Bitcoin Mining

In addition to selling the shovel, begin to mine for gold ourselves

Alternative Energy

Work with wind, and solar, plants to utilize their excess energy

Vacant Building Development

Work with municipalities to bring old buildings back to life

Vertical Integration

Purchase generators, rent them to miners, removing key pain point





PARTNERSHIP OPTIONS
How do you want to work together?
Revenue Share
$50,000+
We are looking to revenue share up to $1M
3x Investment Return
Grow Orphan Well Portfolio
36 OK/KS Target Wells Identifited
Good Return

18


Thank You

19

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Ex- change Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

See Risk Factors

AN INVESTMENT IN THE SECURITIES OFFERED HEREBY IS SPECULATIVE IN NATURE, INVOLVES A HIGH DEGREE OF RISK AND SHOULD NOT BE MADE BY ANY INVESTOR WHO CANNOT AFFORD THE LOSS OF HIS ENTIRE INVESTMENT. EACH PROSPECTIVE PURCHASER SHOULD CAREFULLY CONSIDER THE FOLLOWING RISKS AND SPECULATIVE FACTORS ASSOCIATED WITH THIS OFFERING, AS WELL AS OTHERS DESCRIBED ELSEWHERE IN THE AGREEMENT, BEFORE MAKING ANY INVESTMENT. THE AGREEMENT CONTAINS CERTAIN STATEMENTS RELATING TO FUTURE EVENTS OR THE FUTURE FINANCIAL PERFORMANCE OF OUR COMPANY. PROSPECTIVE INVESTORS ARE CAUTIONED THAT SUCH STATEMENTS ARE ONLY PREDICTIONS, INVOLVE RISKS AND UNCERTAINTIES, AND THAT ACTUAL EVENTS OR RESULTS MAY DIFFER MATERIALLY. IN EVALUATING SUCH STATEMENTS, PROSPECTIVE INVESTORS SHOULD SPECIFICALLY CONSIDER THE VARIOUS FACTORS IDENTIFIED IN THE AGREEMENT, INCLUDING THE MATTERS SET FORTH BELOW, WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE INDICATED BY SUCH FORWARD-LOOKING STATEMENTS.

Risks Related to the Company's Business and Financial Condition

Limited History

The Company was organized on July 14, 2022, and has limited data and history that you can use to evaluate our business strategies and prospects. Our business model is evolving and is distinct from other companies in our industry and it may not be successful. As a result of these factors, the future revenue and income potential of our business is uncertain. Any evaluation of our business and prospects must be considered in light of these factors and the risks and uncertainties often encountered by companies in the early stage of development. Some of these risks and uncertainties relate to our ability to:

- raise adequate financing
- respond effectively to competition, and
- attract and retain qualified employees

There can be no assurance that the Company will ever generate sufficient revenues to achieve or sustain profitability or generate positive cash flow. There can be no assurance that the Company will be successful in implementing its business plan.

Key Personnel

The Company is highly dependent on its key management. The loss of these individuals could have a material adverse effect on the Company. The Company does not presently maintain key person life insurance on any of these individuals.

Financial Statements

The Company is a start-up entity and currently has no financial statements. The Company intends to retain an accountant to prepare annual financial statements.

Bitcoin Generally.

The Company's business will depend upon the success of Bitcoin and the Bitcoin mining industry.

The investment characteristics of virtual cryptocurrency generally, and of bitcoin ("<u>Bitcoin</u>" or "<u>BTC</u>") specifically, differ from those of traditional currencies, commodities or securities. Importantly, Bitcoin is not backed by a central bank or a national, supra-national or quasi-national organization, any hard assets, human capital, or other form of credit. Rather, it is market-based: Bitcoin's value is determined by (and fluctuates often, according to) supply and demand factors, the number of merchants that accept it, and the value that various market participants place on it through their mutual agreement, barter or transactions.

Overview of Bitcoin, the Bitcoin Network and the Bitcoin Market. Presently, Bitcoin is a type of decentralized, virtual "cryptocurrency," that functions without the intermediation of any central authority. Each individual Bitcoin unit exists as a digital file, based upon a mathematical proof, and is comprised of two numbers, or "keys": the public key that encrypts a transaction value and the private key that decrypts it. Bitcoin allows users to send payments within a decentralized, peer-to-peer network, and does not require a central clearing house or financial institution clearing transactions. The smallest unit into which a Bitcoin can be divided is called the Satoshi: 1 Bitcoin contains 100 million Satoshi.

Bitcoin is relatively new: In 2009, Satoshi Nakamoto (which is believed to be a pseudonym for a person or group of people) designed and created Bitcoin-Qt, the original mathematical Bitcoin network source code and protocol. Currently, Bitcoin is not represented by any official organization, government, or public or private authority, and the Bitcoin network does not rely on any government authority or financial institution to create, transmit or determine the value of Bitcoin. While it is generally believed that Bitcoin originated independent of any foreign or domestic government authority or corporate influence, no evidence substantiating the identity of the creator of Bitcoin has yet been found to exist.

The resulting ease of peer-to-peer transfers is expected to facilitate minimal, if any, transaction costs. Yet there are also entities, such as virtual currency service providers and exchanges, that provide third-party, intermediary services for the transfer, conversion or exchange of Bitcoin to other currencies or virtual currencies. Because Bitcoin is a virtual currency—a medium of exchange that functions like currency in accepted environments, but is not considered legal tender by any governmental authority—a person generally must have Internet access to connect to the Bitcoin network and obtain, transfer, access or use Bitcoin.

Bitcoin network. The "Bitcoin network" refers to the online platform through which Bitcoin is mined, validated and transmitted. Understanding the Bitcoin network requires an understanding of the terms "cryptography," "block chain" and "mining."

Cryptography. In the Bitcoin context, cryptography refers to the mathematical proofs on which any given Bitcoin is based. The cryptography basis is intended to provide the Bitcoin network a high level of security. Such security, in turn, is designed to permit network users to control transactions and prevent double-spending (*i.e.*, when a unit of Bitcoin would be concurrently sent to and accepted by two different recipients). The Bitcoin network hosts (provides a forum for) the block chain. As explained below, the blockchain and "mining" concepts are necessary to create a consensus on the network about which transactions will be confirmed and considered valid.

Block chain. The block chain is a chronologically ordered, public record of all validated Bitcoin transactions across the Bitcoin network. It is shared among all Bitcoin users. Each "block" in the "chain" (or entry in the record) contains and confirms many waiting transactions.

The block chain works as follows: Engaging in Bitcoin transactions requires a user to install or access on its computer or mobile device a Bitcoin software program that will allow the user to generate a digital Bitcoin account—commonly known as a "digital wallet" or "wallet"—in which to store Bitcoin, connect to the Bitcoin network, and purchase or sell, own, transfer, or receive Bitcoin. Users that have installed available Bitcoin-Qt must also make periodic software upgrades. Each Bitcoin wallet includes a unique address and verification system consisting of a "public key" and a "private key" which are linked mathematically to each other. A public key serves as an address for the digital wallet—similar to a bank account number. A user must provide its public key to the party initiating the transfer. The private key is a secret piece of data that proves the user is authorized to spend Bitcoin from a specific wallet—similar to a personal pin to confirm a transaction. It authorizes access to, and transfer of, the funds in the digital wallet to other users. Private key(s) may be stored on a user's computer or on remote servers. If a user fails to secure or make a backup of the public and private key relating to a digital wallet, or loses its private key, or the digital wallet containing the keys is deleted or hacked into, the user permanently loses access to the Bitcoin contained in the associated digital wallet, without any recourse to a centralized group or agency to assist in its recovery.

Each Bitcoin user must "sign" transactions with a data code derived from entering the applicable private key into a "hashtag algorithm." The hashtag algorithm produces a hash (or timestamp) which serves as a signature validation that the transaction has been authorized by the Bitcoin owner. Each timestamp includes the previous timestamp hash as input for its own hash. This dependency of one hash on another is what forms a chain, with each additional timestamp providing evidence that each of the previous timestamp hashes existed. Presently, each block on the block chain contains a record of hundreds of validated transactions. Each validated transaction contains a unique identifier (*i.e.*, a Bitcoin address/public key) that can be searched and located on the block chain through Web sites like www.blockchain.com. It takes approximately ten minutes for each Bitcoin transaction to be confirmed by the network through the efforts of miners and a new block in the block chain to be created. Each block that is added to the block chain reduces the risk that a previous transaction will not be reversed or that double spending has not occurred.

Mining. Bitcoin mining is the process of validating and adding transaction records to Bitcoin's public ledger of past transactions (*i.e.,* the block chain). Each block is an independent mathematical proof which depends on the previous block. As an incentive to update the block chain, Bitcoin miners may collect transaction fees for the transactions they confirm, along with newly created Bitcoin (*i.e.,* rewards). Only the first miner to compute the proof is rewarded with Bitcoin, while the rest of the miners have to start over on a new block. Bitcoin supply is increased with every new block of transactions that is added to the block chain. Currently, the reward is twelve and a half (12.5) Bitcoin for each block that is added to the block chain. The reward for solving a block is automatically adjusted—reduced by half for every 210,000 blocks mined—so that roughly every four years of operation of the Bitcoin network, half the amount of Bitcoin created in the prior four years are created. It is understood (but not guaranteed) that the total number of Bitcoin in existence will never exceed 21 million. Mining is currently very expensive and time-consuming, and miners must dedicate substantial resources to continuously power and cool devices. The mining reward system is designed to ensures miners are compensated for their efforts and new Bitcoin enters into public circulation. The Bitcoin network's mining protocol is intended to make it more difficult to solve for new blocks in the block chain as the processing power dedicated to mining increases. Therefore, the Bitcoin mining process is designed to incentivize people to be efficient and use as little power as possible to create blocks and validate the transactions. Given the time and resources that must be dedicated to mining, miners may "pool" their efforts and act cohesively to combine their processing power to solve blocks. These efforts are called mining "pools"—and pool members generally split any resulting rewards based on the processing power they each contributed to solve for such blocks.

Virtual Currency Exchanges. Virtual currency exchanges are third-party service providers that convert Bitcoin to fiat currencies (*i.e.*, currency a government considers to be legal tender) or other virtual currencies. Bitcoin are bought, sold, and traded with publicly disclosed (but often-changing) valuations on virtual currency exchanges, where the majority of Bitcoin buying and selling activity occurs. Virtual currency exchanges provide the most data with respect to prevailing valuations of Bitcoin. Market participants can choose which exchange on which to buy or sell Bitcoin, although these exchanges may charge significant fees for processing transactions. A virtual currency exchange is subject to federal and state regulatory requirements.

Government Oversight of Bitcoin and Virtual Currency Exchanges. FinCEN—the U.S. federal agency charged with administering U.S. anti-money laundering ("AML") laws and regulations—issued guidance titled, FIN-2013-G001: *Application of FinCEN's Regulations to Persons Administering, Exchanging, or Using Virtual Currencies* (Mar. 18, 2013), categorizing convertible virtual currency *administrators and exchangers* as money services businesses. The FinCEN guidance defines an exchanger as "a person engaged as a business in the exchange of virtual currency for real currency, funds or other virtual currency" and an administrator as "a person engaged as a business in issuing (putting into circulation) a virtual currency and who has the authority to redeem (to withdraw from circulation) such virtual currency." Users of Bitcoin were not directly affected by the guidance. Since the issuance of the guidance, FinCEN has published several administrative rulings, providing additional information on whether certain conduct related to convertible virtual currency renders a person or entity a money transmitter under FinCEN regulations. (*FIN-2014-R001: Application of FinCEN's Regulations to Virtual Currency Mining Operations*; *FIN-2014-R002: Application of FinCEN's Regulations to Virtual Currency Software Development and Certain Investment Activity; FIN-2014-R007: Application of Money Services Business regulations to the rental of computer systems for mining virtual currency*; *FIN-2014-R011: Application of FinCEN's Regulations to a Virtual Currency Trading Platform*; and *FIN-2015-R001, Application of FinCEN's Regulations to*

Persons Issuing Physical or Digital Negotiable Certificates of Ownership of Precious Metals). On May 9, 2019, FinCEN issued guidance titled, FIN-2019-G001: *Application of FinCEN's Regulations to Certain Business Models Involving Convertible Virtual Currencies*, in which FinCEN affirmed its longstanding regulatory framework for virtual currencies. The guidance does not establish any new regulatory expectations; rather, it consolidates current FinCEN regulations, guidance and administrative rulings that relate to money transmission involving virtual currency, and applies the same interpretive criteria to other common business models involving convertible virtual currencies. On May 9, 2019, FinCEN also issued an advisory titled, FIN-2019-A003: *Advisory on Illicit Activity Involving Convertible Virtual Currency*, to assist financial institutions in identifying and reporting suspicious activity related to criminal exploitation of convertible virtual currencies for money laundering, sanctions evasion, and other illicit financing purposes.

The FinCEN guidance and administrative rulings have clear consequences for companies that handle or transact with convertible virtual currencies (such as Bitcoin) to a degree in which they are engaged in money transmission. Under FinCEN's regulations, a person or entity engaging in money transmission must register as a "money services business," develop an AML program and adhere to federal reporting and recordkeeping requirements.

In the United States, the essential elements of an AML program are set out in the Bank Secrecy Act implementing regulations (31 CFR Chapter X): (1) a system of internal controls; (2) independent testing for compliance; (3) the designation of an individual to coordinate and monitor day-to-day compliance; and (4) training of appropriate personnel. An AML program should establish and implement risk-based policies and procedures designed to prevent facilitation of money laundering or the funding of terrorism, including the reporting of suspicious transactions with FinCEN. Failure of a money services business to register as a money services business, develop and adequately implement an AML program or adhere to federal reporting and recordkeeping requirements may result in severe civil and criminal penalties for the money services business and/or those individuals who operate it.

On the state level, companies that handle virtual currencies may also have to comply with the separate state licensing practices for money transmitters, and a growing number of states have sought specific legislation, adopted rules, or provided guidance on the regulation of virtual currencies.

For example, in June 2015, the New York Department of Financial Services issued the first U.S. regulatory framework for licensing participants in "virtual currency business activity." The regulations, known as "BitLicense," focus on consumer protection. The BitLicense regulates the conduct of persons or entities that are involved in virtual currency business activity in New York or with New York customers and prohibits any person or entity involved in such activity to conduct activities without a license. In February 2018, State Senator David Carlucci stated that a bill to reform the BitLicense regulation may be introduced "very soon." In addition, on February 7, 2018, the New York Department of Financial Services issued guidance instructing virtual currency business entities with a "BitLicense" or chartered as a limited purpose trust company under the New York Banking

Law to report "any wrongdoing" to prevent fraud and similar wrongdoing, including market manipulation, in the virtual currency sector. Other states have taken a different approach to regulating activities involving virtual currency.

On April 3, 2014, the Texas Department of Banking issued Supervisory Memorandum 1037, Regulatory Treatment of Virtual Currencies under the Texas Money Services Act ("**TMSA**"). The memorandum states that cryptocurrencies do not fit the statutory definitions of either currency or money, and consequently do not by themselves trigger the licensing requirements of the TMSA. However, some common business activities relating to cryptocurrency that involve the receipt of government-issued currency may trigger the licensing requirements of the TMSA. In January 2019, and again in April 2019, the Texas Department of Banking revised Supervisory Memorandum 1037 to clarify that sovereign-backed stablecoins may be considered money under the TMSA and, therefore, activity involving them may trigger licensing requirements.

In February 2018, an attempt to pass a "Virtual Currency Act" in California failed for the second time. The "Virtual Currency Act" would "prohibit a person from engaging in any virtual currency business" without a license. Other states are seeking legislation, adopting rules or providing guidance (or have already done so) regarding virtual currency business activity. The expectation is that this trend will continue as states seek to protect businesses and consumers.

Further, various foreign jurisdictions are considering or have considered how to manage the use and exchange of virtual currencies. Recent examples include:

- On September 7, 2017, Mario Draghi, the President of the European Central Bank, stated that "[n]o member state can introduce its own currency", and that only "currency of the Eurozone is the Euro" in response to a question regarding Estonia's talks of circulating an Estonian cryptocurrency.

- On February 28, 2018, the European Commission held a roundtable of "key authorities, industry representatives and experts" on cryptocurrency and proposed that "virtual currency exchanges and wallet providers should be subject to the Anti-Money Laundering Directive."

- In September 2017, seven Chinese government administrations, including the People's Bank of China ("**PBOC**"), China Banking Regulatory Commission, China Securities Regulatory Commission, and China Insurance Regulatory Commission, issued a joint statement that cryptocurrency offerings are unauthorized illegal fund raising activity, In addition, several large Chinese Bitcoin exchanges, including BTC China, ViaBTC, Yunbi, OKCoin and Huobi, were reportedly ordered to stop trading cryptocurrency by the end of September 2017. In April 2019, China's National Development Reform Commission listed cryptocurrency mining as an industry that the commission intends to eliminate.

- In December 2017, the South Korean Financial Services Commission took steps to regulate cryptocurrency trading, including prohibiting cryptocurrency exchanges from issuing new trading accounts and banning anonymous trading.

- On June 27, 2019, Koinex, one of India's largest cryptocurrency exchanges, shut down because of the regulatory burdens placed on the cryptocurrency exchange by the Indian government. India's banking regulation had the greatest impact on Koinex, as they made it unlawful for banks to provide financial services to entities that facilitate the trade of virtual currencies.

- On January 16, 2014, an official from the Canadian Finance Department clarified that Bitcoin is not considered to be legal tender. On March 28, 2014, the Canadian parliament passed a bill amending its money laundering and terrorist financing act, making it applicable to persons in Canada engaged in the business of dealing in virtual currencies as well as persons outside Canada that provide such services to customers in Canada.

- On April 1, 2017, the Japanese Financial Services Agency enacted a new law authorizing the use of digital currency as a method of payment. The law will put in place capital requirements for exchanges as well as cybersecurity and operational stipulations. In addition, those exchanges will also be required to conduct employee training programs and submit to annual audits.

Risks Associated with this Offering and the Notes

This Offering is being made in reliance on an exemption from registration requirements and there is no guarantee the Offering will comply with the requirements for such exemption.

This Offering will not be registered with the Securities and Exchange Commission ("SEC") under the Securities Act or with the securities agency of any state. The securities are being offered in reliance on an exemption from the registration provisions of the Securities Act and state securities laws applicable to offers and sales to investors meeting the investor suitability requirements set forth herein. If this Offering should fail to comply with the requirements of such exemption, investors may have the right to rescind their investment. This might also occur under applicable state securities or "blue sky" laws and regulations in states where the securities will be offered without registration or qualification pursuant to a private offering or other exemption.

The Offering has not been reviewed by Securities Agencies.

The sale of the securities offered hereby has not been approved or disapproved by the SEC or any state regulatory agencies, and no regulatory body has passed upon or endorsed the accuracy, adequacy, or completeness of this document. Accordingly, prospective investors must rely on their own examination of the document, including, without limitation, the merits of, and risks involved in, acquiring the securities.

There are significant restrictions on the transferability of the securities.

The securities are restricted securities under the Securities Act and cannot be resold or otherwise transferred unless they are registered under the Securities Act and any applicable state securities laws or are transferred in a transaction exempt from such registration.

Consequently, each investor's ability to control the timing of the liquidation of his or her investment in the Company may be restricted. Investors should be prepared to hold their securities for an indefinite period of time.

There is no market, and there may never be a market, for the Notes, which may make it difficult for you to sell your Note.

The Company is a private company and there is no trading market for any of the Company's securities. Accordingly, there can be no assurance as to the liquidity of any markets that may develop for the Notes, the ability of holders of the Notes to sell the same, or the prices at which holders may be able to sell such Note(s).

The Company's officers and directors may be subject to indemnification by the Company in connection with this Offering.

The Company's Operating Agreement and Minnesota law provide for indemnification of directors, and, to the extent permitted by such law, eliminate or limit the personal liability of directors to the Company and its creditors of monetary damages for certain breaches of fiduciary duty. Such indemnification may be available for liabilities arising in connection with this Offering. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to governors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Risks Related to Tax Issues

EACH PROSPECTIVE MEMBER SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR CONCERNING THE IMPACT THAT HIS, HER OR ITS PARTICIPATION IN THE COMPANY MAY HAVE ON HIS, HER OR ITS FEDERAL INCOME TAX LIABILITY AND THE APPLICATION OF STATE AND LOCAL INCOME AND OTHER TAX LAWS TO HIS, HER OR ITS PARTICIPATION IN THE OFFERING.

The IRS may classify your investment as a passive activity, resulting in your inability to deduct losses associated with your investment.

If you are not involved in our operations on a regular, continuing and substantial basis, it is likely that the IRS will classify your interest in the Company as a passive activity. The passive activity rules could restrict an investor's ability to currently deduct any of the Company's losses that are passed through to such investor.

Income allocations assigned to an investor's Note(s) may result in taxable income in excess of cash distributions, which means you may have to pay income tax on your investment with personal funds.

Investors will pay tax on their allocated shares of our taxable income. An investor may receive allocations of taxable income that result in a tax liability that is in excess of any cash distributions the Company may make to the investor. Accordingly, investors may be required to pay some or all of the income tax on their allocated shares of the Company's taxable income with personal funds.

An IRS audit could result in adjustment to the Company's allocations of income, gain, loss and deduction causing additional tax liability to the Company's Members.

The IRS may audit the Company's income tax returns and may challenge positions taken for tax purposes and allocations of income, gain, loss and deduction to investors. If the IRS were successful in its challenge, an investor may have additional tax liabilities.

IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IN REVIEWING THIS AGREEMENT, POTENTIAL INVESTORS SHOULD KEEP IN MIND OTHER POSSIBLE RISKS THAT COULD BE IMPORTANT.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified. Add additional lines and number as appropriate.

THE OFFERING

9. What is the purpose of this offering?
To raise capital sufficient to increase engineering and production activities and purchase equipment.

10. How does the issuer intend to use the proceeds of this offering?

Player One Energy
Use of Offering Proceeds

	If Minimum Offering Amount Sold	If Maximum Offering Amount Sold
Total Proceeds	$ 60,000	$ 120,000
Net Proceeds of Offering	$ 60,000	$ 120,000
Legal related to offering	$ 3,000	$ 3,000
Legal related to patents, trademarks		
Wages - President and CEO	$ 0	$ 0
Financial management, accounting and audits	$ 7,500	$ 10,500
Engineering/production	$ 19,500	$ 50,500
Employee benefits		
Marketing		$ 6,000
Equipment	$ 30,000	$ 50,000
Other Expense - including rent, telephone & communications, travel and office		
Accounting software and hardware		
Total Use of Net Proceeds of Offering	$ 60,000	$ 120,000

11. (a) Did the issuer make use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206? If so, provide copies of the materials used.
No

(b) How will the issuer complete the transaction and deliver securities to the investors?
Signed Subscription Agreements will be collected through the funding portal.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered.

Player One Energy, LLC
CONFIDENTIAL TERM SHEET

The following is a summary of the basic terms and conditions of a proposed offering of Revenue Loan Agreements for $120,000.00 by Player One Energy, LLC, an Oklahoma limited liability company (the "Company"), to certain qualified investors.

THIS TERM SHEET IS FOR DISCUSSION PURPOSES ONLY AND IS NOT BINDING ON THE COMPANY OR THE PROSPEC- TIVE INVESTORS. NEITHER THE COMPANY NOR ANY PROSPECTIVE INVESTORS SHALL BE OBLIGATED TO CONSUMMATE AN INVESTMENT UNTIL APPROPRIATE DOCUMENTATION HAS BEEN PROVIDED TO PROSPECTIVE INVESTORS.

Securities Offered:	Up to $120,000.00 of Revenue Loan Agreement (the "Agreements")
Offering Price:	Face Value
Minimum Investment:	$500.00
Minimum Offering:	$60,000.00
Capital Structure:	The Company has a single class of membership interest. Up to $120,000.00 of Revenue Loan Agreements will be sold pursuant to this offering.
Repayment Terms:	A Revenue Share Loan Agreement is a promissory note paid back from a share of the Company's Gross Revenues (as defined within the Agreement). Per the terms of this Agreement, the subscriber shall receive quarterly payments commencing as of January 15, 2024, and on each of April 15, July 15 and October 15 of each year, until each subscriber receives three (3) times the amount of their original investment. The subscribers in the aggregate shall receive a 10% share of the Company's revenue, which shall be allocated to each subscriber on a pro rata basis based upon the amount of their respective investments.
Corporate Governance:	The Company is managed by its Board of Directors, which consists of two (2) Directors.

Restrictions on Transfer:	We will be offering the Agreements pursuant to certain exemptions from the registration requirements of the Securities Act and applicable state securities laws. Therefore, the Agreements will not be registered with the SEC, and will be deemed "restricted securities" under the Securities Act. You will not be able to re-sell or transfer your Agreement except as permitted under the Securities Act and applicable state securities laws, pursuant to registration or exemption therefrom.

14. Do the securities offered have voting rights? ☐ Yes ☒ No

15. Are there any limitations on any voting or other rights identified above? ☒ Yes ☐ No

Explain: See Operating Agreement

16. How may the terms of the securities being offered be modified?

Any material changes to this offering will be communicated through the Funding Portal giving unsubscribed investors an opportunity to positively accept the modifications, reject them, or have their investment commitment automatically refunded.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;

(2) to an accredited investor;

(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

PLAYER ONE ENERGY, LLC
CAPITALIZATION
As of May 30, 2023

Member Name and Address	Units
Kevin Hobbie 256 N. Perkins Caney, Oklahoma 74533	500
Todd Hagopian 11290 S. 72nd East Ct. Bixby, Oklahoma 74008	500

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?
See Term Sheet for Details

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☒ No
Explain: _____

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?
See Bylaws

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.
The selection of an offering price was based on similar precedent transactions.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?
See Risk Factors

23. What are the risks to purchasers associated with corporate actions including:

- additional issuances of securities,
- issuer repurchases of securities,
- a sale of the issuer or of assets of the issuer or
- transactions with related parties?

See Bylaws

24. Describe the material terms of any indebtedness of the issuer:
Accounts payable - $50,146.55; Shareholder loans - $30,000; Other - $95,000

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
	$0	0		
	$0	0		
	$0	0		

25. What other exempt offerings has the issuer conducted within the past three years?:

None.

Date of Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds
			$0	
			$0	
			$0	

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:
    (1) any or officer of the issuer;
    (2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
    (3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
    (4) any immediate family member of any of the foregoing persons.
If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
Not applicable			

INSTRUCTIONS TO QUESTION 26:

The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer form at.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a co-habitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history? ☒ Yes ☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations. The company is an early stage company.ă YTD income = $232,741.89; assets = $73,680.76; total liabilities = $175,146.55

INSTRUCTIONS TO QUESTION 28:

The discussion must cover each year for which financial statements are provided. Include a discussion of any known material changes or trends in the financial condition and results of operations of the issuer during any time period subsequent to the period for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges.

For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future.

Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders.

References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

ATTESTATION

I, Todd Hagopian, confirm that the financials attached hereto have been reviewed by me and my team. I confirm that these historic financials attached hereto are accurate to the best of my knowledge.

DocuSigned by:

Todd Hagopian

Todd Hagopian, Chief Operating Officer

Player One Energy LLC

Balance Sheet

As of April 30, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Player One Ener 7106 - 1	34,102.26
Total Bank Accounts	**$34,102.26**
Other Current Assets	
Certificate of Deposit	20,000.00
Total Other Current Assets	**$20,000.00**
Total Current Assets	**$54,102.26**
Fixed Assets	
Depletable Assets	19,578.50
Total Fixed Assets	**$19,578.50**
TOTAL ASSETS	**$73,680.76**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	50,146.55
Total Accounts Payable	**$50,146.55**
Other Current Liabilities	
Due to Cash Flow	95,000.00
Short-term loans from shareholders	30,000.00
Total Other Current Liabilities	**$125,000.00**
Total Current Liabilities	**$175,146.55**
Total Liabilities	**$175,146.55**
Equity	
Common stock	40,000.00
Retained Earnings	
Net Income	-141,465.79
Total Equity	**$ -101,465.79**
TOTAL LIABILITIES AND EQUITY	**$73,680.76**



6/2/2023

Player One Energy LLC

Profit and Loss

July 2022 - April 2023

	TOTAL
Income	
Sales of Product Income	232,741.89
Total Income	**$232,741.89**
Cost of Goods Sold	
Cost of goods sold	
Cost of labor - COGS	
Consulting	1,250.00
Total Cost of labor - COGS	**1,250.00**
Operator Services	255,545.99
Total Cost of goods sold	**256,795.99**
Total Cost of Goods Sold	**$256,795.99**
GROSS PROFIT	**$ -24,054.10**
Expenses	
Commissions & fees	10,000.00
General business expenses	
Bank fees & service charges	179.33
Contracted Expenses	68,129.31
Total General business expenses	**68,308.64**
Insurance	
Business insurance	30,336.40
Total Insurance	**30,336.40**
Legal & accounting services	
Legal Fees	1,029.00
Total Legal & accounting services	**1,029.00**
Office expenses	
Merchant account fees	537.65
Total Office expenses	**537.65**
Reimbursed Expense	7,200.00
Total Expenses	**$117,411.69**
NET OPERATING INCOME	**$ -141,465.79**
NET INCOME	**$ -141,465.79**



6/2/2023

Player One Energy LLC

Statement of Cash Flows

July 2022 - April 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-141,465.79
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Certificate of Deposit	-20,000.00
Accounts Payable (A/P)	50,146.55
Due to Cash Flow	95,000.00
Short-term loans from shareholders	30,000.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**155,146.55**
Net cash provided by operating activities	**$13,680.76**
INVESTING ACTIVITIES	
Depletable Assets	-19,578.50
Net cash provided by investing activities	**$-19,578.50**
FINANCING ACTIVITIES	
Common stock	40,000.00
Net cash provided by financing activities	**$40,000.00**
NET CASH INCREASE FOR PERIOD	**$34,102.26**
CASH AT END OF PERIOD	**$34,102.26**



6/2/2023

Aggregate Offering Amount (defined below):	Financial Information Required:	Financial Statement Requirements:
(a) $124,000 or less:	VAR The following information or their equivalent line items as reported on the federal income tax return filed by the issuer for the most recently completed year (if any): o Total income o Tax able income; and o Total tax; certified by the principal executive officer of the issuer to reflect accurately the information reported on the issuer's federal income tax returns; and VAR Financial statements of the issuer and its predecessors, if any.	Financial statements must be certified by the principal executive officer of the issuer as set forth below. If financial statements are available that have either been reviewed or audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead along with a signed audit or review report and need not include the information reported on the federal income tax returns or the certification of the principal executive officer.
(b) More than $124,000, but not more than $618,000:	VAR Financial statements of the issuer and its predecessors, if any.	Financial statements must be **reviewed** by a public accountant that is independent of the issuer and must include a signed review report. If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead along with a signed audit report and need not include the reviewed financial statements.
(c) More than $618,000:	VAR Financial statements of the issuer and its predecessors, if any.	If the issuer **has** previously sold securities in reliance on Regulation Crowdfunding: Financial statements must be **audited** by a public accountant that is independent of the issuer and must include a signed audit report. If the issuer **has not** previously sold securities in reliance on Regulation Crowdfunding and it is offering more than $618,000 but not more than $1,235,000: Financial statements must be **reviewed** by a public accountant that is independent of the issuer and must include a signed review report. If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead along with a signed audit report and need not include the reviewed financial statements.

INSTRUCTIONS TO QUESTION 29: To determine the financial statements required, the Aggregate Offering Amount for purposes of this Question 29 means the aggregate amounts offered and sold by the issuer, all entities controlled by or under common control with the issuer, and all predecessors of the issuer in reliance on Section 4(a)(6) of the Securities Act within the preceding 12-month period plus the current maximum offering amount provided on the cover of this Form.

To determine whether the issuer has previously sold securities in reliance on Regulation Crowdfunding for purposes of paragraph (c) of this Question 29, "issuer" means the issuer, all entities controlled by or under common control with the issuer, and all predecessors of the issuer.

Financial statements must be prepared in accordance with U.S. generally accepted accounting principles and must include balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stock holders' equity and notes to the financial statements. If the financial statements are not audited, they shall be labeled as "unaudited."

Issuers offering securities and required to provide the information set forth in row (a) before filing a tax return for the most recently completed fiscal year may provide information from the tax return filed for the prior year (if any), provided that the issuer provides information from the tax return for the most recently completed fiscal year when it is filed, if filed during the offering period. An issuer that requested an ex tension of the time to file would not be required to provide information from the tax return until the date when the return is filed, if filed during the offering period.

A principal executive officer certifying financial statements as described above must provide the following certification**:

I, [identify the certifying individual], certify that:

(1) the financial statements of [identify the issuer] included in this Form are true and complete in all material respects; and

(2) the tax return information of [identify the issuer] included in this Form reflects accurately the information reported on the tax return for [identify the issuer] filed for the fiscal year ended [date of most recent tax return].

[Signature]

[Title]

** Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

To qualify as a public accountant that is independent of the issuer for purposes of this Question 29, the accountant must satisfy the independence standards of either:

(i) Rule 2-01 of Regulation S-X or

(ii) the AICPA.

The public accountant that audits or reviews the financial statements provided by an issuer must be (1) duly registered and in good standing as a certified public accountant under the laws of the place of his or her residence or principal office or (2) in good standing and entitled to practice as a public accountant under the laws of his or her place of residence or principal office.

An issuer will not be in compliance with the requirement to provide reviewed financial statement if the issuer received a review report that includes modifications. An issuer will not be in compliance with the requirement to provide audited financial statements if the issuer received a qualified opinion, an adverse opinion, or a disclaim er of opinion.

The issuer must notify the public accountant of the issuer's intended use of the public accountant's audit or review report in the offering.

For an offering conducted in the first 120 days of a fiscal year, the financial statements provided may be for the two fiscal years prior to the issuer's most recently completed fiscal year; however, financial statements for the two most recently completed fiscal years must be provided if they are otherwise available. If more than 120 days have passed since the end of the issuer's most recently completed fiscal year, the financial statements provided must be for the issuer's two most recently completed fiscal years. If the 120th day falls on a Saturday, Sunday, or holiday, the next business day shall be considered the 120th day for purposes of determining the age of the financial statements.

An issuer may elect to delay complying with any new or revised financial accounting standard until the date that a company that is not an issuer (as defined under section 2(a) of the Sarbanes-Oxley Act of 2002 is required to comply with such new or revised accounting standard, if such standard al so applies to companies that are not issuers. Issuers electing such ex tension of time accommodation must disclose it at the time the issuer files its offering statement and apply the election to all standards. Issuers electing not to use this accommodation must forgo this accommodation for all financial accounting standards and may not elect to rely on this accommodation in any future filings.

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated

in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

   (i) in connection with the purchase or sale of any security? ☐ Yes ☒ No
   (ii) involving the making of any false filing with the Commission? ☐ Yes ☒ No
   (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☒ No

If Yes to any of the above, explain: _____

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

   (i) in connection with the purchase or sale of any security? ☐ Yes ☒ No
   (ii) involving the making of any false filing with the Commission? ☐ Yes ☒ No
   (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☒ No

If Yes to any of the above, explain: _____

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

   (i) at the time of the filing of this offering statement bars the person from:

     (A) association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☒ No

     (B) engaging in the business of securities, insurance or banking? ☐ Yes ☒ No

     (C) engaging in savings association or credit union activities? ☐ Yes ☒ No

   (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☒ No

If Yes to any of the above, explain: _____

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

   (i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☒ No
   (ii) places limitations on the activities, functions or operations of such person? ☐ Yes ☒ No
   (iii) bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☒ No

If Yes to any of the above, explain: _____

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

   (i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☒ No

(ii) Section 5 of the Securities Act? ☐ Yes ☒ No

If Yes to any of the above, explain: _____

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
☐ Yes ☒ No
If Yes, explain: _____

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
☐ Yes ☒ No
If Yes, explain: _____

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?
☐ Yes ☒ No
If Yes, explain: _____

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

   (1) any other material information presented to investors; and
   (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

MATERIAL DOCUMENTS

1.   **ARTICLES OF INCORPORATION**

2.   **BYLAWS**

3.   **SHAREHOLDER AGREEMENT**

4.   **FORM OF REVENUE LOAN AGREEMENT**

INCORPORATION WORKSHEET
prepared on August 03, 2022

INCORPORATOR:

Name: Todd Hagopian
Street Address: 11290 S. 72nd East Ct.
City, State, Zip: Bixby, Oklahoma 74008
Telephone: 734-730-3775 Ext. _____

CORPORATION NAME:

Legal Name: Player One Energy LLC
Trade Name: Player One Energy

PRINCIPAL PLACE OF BUSINESS:

The address where the corporation's principal place of business will be located is:
Street Address: 11290 S. 72nd East Ct.
City, State, Zip: Bixby, Oklahoma 74008
County: Tulsa
Telephone: 734-730-3775

Mailing Address: 11290 S. 72nd East Ct.
City, State, Zip: Bixby, Oklahoma 74008

BUSINESS ACTIVITIES: This corporation will begin on August 03, 2022, with an initial number of employees of approximately 2, and anticipated first year gross revenues of approximately $10,000,000.00.

The primary activities of the corporation can be described as follows: Energy Provider for Bitcoin Miners.

GEOGRAPHICAL AREA OF BUSINESS OPERATIONS:

The business will conduct its operations in the following geographical area: United States.

STOCK:

The corporation will authorize the following number of shares: 1,000

The shares will be: no par value

The shareholders will have preemptive rights with respect to additional shares of stock sold by the corporation.

The shareholders will be required to first offer their shares to the corporation before selling to other parties.

FISCAL YEAR:

The fiscal year of the corporation will end each year on June 30.

DIRECTORS:

The following persons will be the initial directors of the corporation:

Name:	Kevin Hobbie
Address:	256 N. Perkins
City, State, Zip:	Caney, Oklahoma 74533
Telephone:	405-230-7644 Ext. _____

Name:	Todd Hagopian
Address:	11290 S. 72nd East Ct.
City, State, Zip:	Bixby, Oklahoma 74008
Telephone:	734-730-3775 Ext. _____

Each director will serve for a term of 2 year(s).

The directors will not be personally liable to the corporation or its shareholders for obligations arising out of the performance of the directors' duties.

OFFICERS:

The following persons will be elected to fill the respective offices:

President:	Kevin Hobbie
Address:	256 N. Perkins
City, State, Zip:	Caney, Oklahoma 74533
Telephone:	405-230-7644 Ext._____

Vice President:	_____
Address:	_____
City, State, Zip:	_____, _____ _____
Telephone:	_____ Ext._____

Treasurer: Todd Hagopian
Address: 11290 S. 72nd East Ct.
City, State, Zip: Bixby, Oklahoma 74008
Telephone: 734-730-3775 Ext._____

Secretary: Todd Hagopian
Address: 11290 S. 72nd East Ct.
City, State, Zip: Bixby, Oklahoma 74008
Telephone: 734-730-3775 Ext._____

The corporation will defend the directors and officers against lawsuits.

Business transactions between the corporation and its officers and directors will be allowed.

Instruments which relate to an interest in real estate must be signed by the following:

    President or Vice-President and Secretary or Treasurer

The officers are authorized to do the following:

    Open a corporate bank account
    Obtain a bank loan
    Elect Subchapter "S" tax status
    Lease office space at _____, _____, _____
    from _____ upon such terms as the officers deem appropriate.

Employment agreements will be authorized with the following officers:

    Kevin Hobbie

    Todd Hagopian

KEY EMPLOYEES:

The following persons are key employees who will provide important skills and services, but will not be shareholders or directors:

Name:	Kevin Hobbie
Title:	CEO
Address:	256 N. Perkins
City, State, Zip:	Caney, Oklahoma 74533
Telephone:	405-230-7644 Ext._____
Responsibilities:	_____

Name:	Todd Hagopian
Title:	Treasurer
Address:	11290 S. 72nd East Ct.
City, State, Zip:	Bixby, Oklahoma 74008
Telephone:	734-730-3775 Ext._____
Responsibilities:	_____

SHAREHOLDERS:

Name:	Kevin Hobbie
Address:	256 N. Perkins
City, State, Zip:	Caney, Oklahoma 74533
Telephone:	405-230-7644 Ext. _____

Percentage ownership of corporation: 50%
Amount to contribute: $20,000.00

Name:	Todd Hagopian
Address:	11290 S. 72nd East Ct.
City, State, Zip:	Bixby, Oklahoma 74008
Telephone:	734-730-3775 Ext. _____

Percentage ownership of corporation: 50%
Amount to contribute: $20,000.00

VOTING:

All matters that require a vote of shareholders shall be approved by a simple majority vote.

Action may be taken without a meeting if all of the shareholders consent to the action in writing.

An amendment to the bylaws shall be approved by a simple majority vote.

MEETINGS:

Shareholder meetings will be held at the principal place of business unless otherwise specified in a notice to the shareholders.

ORGANIZATIONAL EVENTS:

Date of first annual shareholders meeting: August 03, 2022
Time: 5:00pm
Location: Tulsa, Oklahoma

FRINGE BENEFITS:

The owners are interested in establishing the following:

Health care plan for employees
Life insurance benefits for employees

SEAL:

The corporation will not have a corporate seal.

STOCK CERTIFICATES:

The corporation will issue stock certificates.

REGISTERED AGENT:

The name and address of the registered agent of the corporation is:

Name:	Todd Hagopian
Company Name:	Player One Energy LLC
Address:	11290 S. 72nd East Ct.
City, State, Zip:	Bixby, Oklahoma 74008
Telephone:	734-730-3775 Ext._____

BYLAWS
OF
PLAYER ONE ENERGY LLC

ARTICLE I
SHAREHOLDERS

Section 1. <u>Annual Meeting</u>. An annual meeting shall be held once each calendar year for the purpose of electing directors and for the transaction of such other business as may properly come before the meeting. The annual meeting shall be held at the time and place designated by the Board of Directors from time to time.

Section 2. <u>Special Meetings</u>. Special meetings of the shareholders may be requested by the President, the Board of Directors, or the holders of a majority of the outstanding voting shares.

Section 3. <u>Notice</u>. Written notice of all shareholder meetings, whether regular or special meetings, shall be provided under this section or as otherwise required by law. The Notice shall state the place, date, and hour of meeting, and if for a special meeting, the purpose of the meeting. Such notice shall be mailed to all shareholders of record at the address shown on the corporate books, at least 10 days prior to the meeting. Such notice shall be deemed effective when deposited in ordinary U.S. mail, properly addressed, with postage prepaid.

Section 4. <u>Place of Meeting</u>. Shareholders` meetings shall be held at the corporation's principal place of business unless otherwise stated in the notice. Shareholders of any class or series may participate in any meeting of shareholders by means of remote communication to the extent the Board of Directors authorizes such participation for such class or series. Participation by means of remote communication shall be subject to such guidelines and procedures as the Board of Directors adopts. Shareholders participating in a shareholders' meeting by means of remote communication shall be deemed present and may vote at such a meeting if the corporation has implemented reasonable measures: (1) to verify that each person participating remotely is a shareholder, and (2) to provide such shareholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the shareholders, including an opportunity to communicate, and to read or hear the proceedings of the meeting, substantially concurrent with such proceedings.

Section 5. <u>Quorum</u>. A majority of the outstanding voting shares, whether represented in person or by proxy, shall constitute a quorum at a shareholders` meeting. In the absence of a quorum, a majority of the represented shares may adjourn the meeting to another time without further notice. If a quorum is represented at an adjourned meeting, any business may be transacted that might have been transacted at the meeting as originally scheduled. The shareholders present at a meeting represented by a quorum may continue to transact business until adjournment, even if the withdrawal of some shareholders results in representation of less than a quorum.

Section 6. <u>Informal Action</u>. Any action required to be taken, or which may be taken, at a shareholders meeting, may be taken without a meeting and without prior notice if a consent in writing, setting forth the action so taken, is signed by the shareholders who own all of the shares entitled to vote with respect to the subject matter of the vote.

ARTICLE II
DIRECTORS

Section 1. <u>Number of Directors.</u> The corporation shall be managed by a Board of Directors consisting of 2 director(s).

Section 2. <u>Election and Term of Office.</u> The directors shall be elected at the annual shareholders` meeting. Each director shall serve a term of 2 year(s), or until a successor has been elected and qualified.

Section 3. <u>Quorum.</u> A majority of directors shall constitute a quorum.

Section 4. <u>Adverse Interest.</u> In the determination of a quorum of the directors, or in voting, the disclosed adverse interest of a director shall not disqualify the director or invalidate his or her vote.

Section 5. <u>Regular Meeting.</u> An annual meeting shall be held, without notice, immediately following and at the same place as the annual meeting of the shareholders. The Board of Directors may provide, by resolution, for additional regular meetings without notice other than the notice provided by the resolution.

Section 6. <u>Special Meeting.</u> Special meetings may be requested by the President, Vice-President, Secretary, or any two directors by providing five days' written notice by ordinary United States mail, effective when mailed. Minutes of the meeting shall be sent to the Board of Directors within two weeks after the meeting.

Section 7. <u>Procedures.</u> The vote of a majority of the directors present at a properly called meeting at which a quorum is present shall be the act of the Board of Directors, unless the vote of a greater number is required by law or by these by-laws for a particular resolution. A director of the corporation who is present at a meeting of the Board of Directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless their dissent shall be entered in the minutes of the meeting. The Board shall keep written minutes of its proceedings in its permanent records.

If authorized by the governing body, any requirement of a written ballot shall be satisfied by a ballot submitted by electronic transmission, provided that any such electronic transmission must either set forth or be submitted with information from which it can be determined that the electronic transmission was authorized by the member or proxy holder.

Section 8. <u>Informal Action.</u> Any action required to be taken at a meeting of directors, or any action which may be taken at a meeting of directors or of a committee of directors, may be taken without a meeting if a consent in writing setting forth the action so taken, is signed by all of the directors or all of the members of the committee of directors, as the case may be.

Section 9. <u>Removal / Vacancies.</u> A director shall be subject to removal, with or without cause, at a meeting of the shareholders called for that purpose. Any vacancy that occurs on the Board of Directors, whether by death, resignation, removal or any other cause, may be filled by the remaining directors. A director elected to fill a vacancy shall serve the remaining term of his or her predecessor, or until a successor has been elected and qualified.

Section 10. <u>Resignation.</u> Any director may resign effective upon giving written notice to the chairperson of the board, the president, the secretary or the Board of Directors of the corporation, unless the notice specifies a later time for the effectiveness of such resignation. If the resignation is effective at a future time, a successor may be elected to take office when the resignation becomes effective.

Section 11. <u>Committees.</u> To the extent permitted by law, the Board of Directors may appoint from its members a committee or committees, temporary or permanent, and designate the duties, powers and authorities of such committees.

ARTICLE III
OFFICERS

Section 1. <u>Number of Officers</u>. The officers of the corporation shall be a President, a Treasurer, and a Secretary.

> **President/Chairman.** The President shall be the chief executive officer and shall preside at all meetings of the Board of Directors and its Executive Committee, if such a committee is created by the Board.

> **Secretary.** The Secretary shall give notice of all meetings of the Board of Directors and Executive Committee, if any, shall keep an accurate list of the directors, and shall have the authority to certify any records, or copies of records, as the official records of the corporation. The Secretary shall maintain the minutes of the Board of Directors' meetings and all committee meetings.

> **Treasurer/CFO.** The Treasurer shall be responsible for conducting the financial affairs of the corporation as directed and authorized by the Board of Directors and Executive Committee, if any, and shall make reports of the corporation's finances as required, but no less often than at each meeting of the Board of Directors and Executive Committee.

Section 2. <u>Election and Term of Office</u>. The officers shall be elected annually by the Board of Directors at the first meeting of the Board of Directors, immediately following the annual meeting of the shareholders. Each officer shall serve a one year term or until a successor has been elected and qualified.

Section 3. <u>Removal or Vacancy</u>. The Board of Directors shall have the power to remove an officer or agent of the corporation. Any vacancy that occurs for any reason may be filled by the Board of Directors.

ARTICLE IV
CORPORATE SEAL, EXECUTION OF INSTRUMENTS

The corporation shall not have a corporate seal. All instruments that are executed on behalf of the corporation which are acknowledged and which affect an interest in real estate shall be executed by the President or any Vice-President and the Secretary or Treasurer. All other instruments executed by the corporation, including a release of mortgage or lien, may be executed by the President or any Vice-President. Notwithstanding the preceding provisions of this section, any written instrument may be executed by any officer(s) or agent(s) that are specifically designated by resolution of the Board of Directors.

ARTICLE V
AMENDMENT TO BYLAWS

The bylaws may be amended, altered, or repealed by the Board of Directors or the shareholders by a majority of a quorum vote at any regular or special meeting; provided however, that the shareholders may from time to time specify particular provisions of the bylaws which shall not be amended or repealed by the Board of Directors.

ARTICLE VI
INDEMNIFICATION

Any director or officer who is involved in litigation by reason of his or her position as a director or officer of this corporation shall be indemnified and held harmless by the corporation to the fullest extent authorized by law as it now exists or may subsequently be amended (but, in the case of any such amendment, only to the extent that such amendment permits the corporation to provide broader indemnification rights).

ARTICLE VII
STOCK CERTIFICATES

The corporation may issue shares of the corporation's stock without certificates. Within a reasonable time after the issue or transfer of shares without certificates, the corporation shall send the shareholder a written statement of the information that is required by law to be on the certificates. Upon written request to the corporate secretary by a holder of such shares, the secretary shall provide a certificate in the form prescribed by the directors.

ARTICLE VIII
DISSOLUTION

The corporation may be dissolved only with authorization of its Board of Directors given at a special meeting called for that purpose, and with the subsequent approval by no less than two-thirds (2/3) vote of the members.

Certification

Todd Hagopian, Secretary of Player One Energy LLC hereby certifies that the foregoing is a true and correct copy of the bylaws of the above-named corporation, duly adopted by the initial Board of Directors on August 03, 2022.

By: _____   Date: _____
     Todd Hagopian, Secretary

Shareholder Agreement

This AGREEMENT is made and entered into as of August 03, 2022, by and among:

Kevin Hobbie - 256 N. Perkins, Caney, Oklahoma 74533

Todd Hagopian - 11290 S. 72nd East Ct., Bixby, Oklahoma 74008

(referred to collectively as "Shareholders" and individually as "Shareholder"), and Player One Energy LLC whose official address is 11290 S. 72nd East Ct., Bixby, Oklahoma 74008.

RECITALS

The Shareholders are all the shareholders of Player One Energy LLC ("the Limited Liability Company"), a Oklahoma Limited Liability Company.

The Shareholders believe it is in their best interest to unanimously agree to terms below related to the operation, management and control of the Limited Liability Company in order to achieve harmonious balance and direction.

AGREEMENT

In consideration of the agreements herein contained, the Shareholders agree as follows.

1. Shares Subject to This Agreement.

Each of the Shareholders owns the number of shares of common stock listed below:

Kevin Hobbie - 500
Todd Hagopian - 500

The shares listed above constitute all of the issued and outstanding capital stock of the Limited Liability Company. The Limited Liability Company acknowledges receipt from each Shareholder of the full consideration for the respective shares purchased by said Shareholder, and each Shareholder acknowledges receipt of certificates representing his or her shares. All of the shares listed above and any additional shares of the capital stock of the Limited Liability Company that may be acquired by the Shareholders in the future shall be subject to this Agreement.

2. Management and Control.

a. *Board of Directors.* Subject to Section 1, during the term of this Agreement the Board of Directors of the Limited Liability Company shall consist of all of the Shareholders, and annual or other elections of directors are waived. The Limited Liability Company shall be managed and controlled in accordance with this Agreement. Neither the Board nor the Shareholders shall be required to hold annual, regular, or special meetings, and any action or decision made by the Board or the Shareholders may be evidenced by any writing executed by the requisite number of Shareholders as specified in this Agreement, or otherwise as the Shareholders may agree in writing. Each Shareholder, as a member of the Board, however, agrees as such to consent to or vote in favor of any resolutions as may be required by persons with whom the Limited Liability Company may have business dealings, such as, but not limited to, financial institutions and governmental agencies, to evidence corporate approvals or authorizations. Any Shareholder may authorize any other Shareholder to represent or act as proxy for the former at any meeting according to the written instructions, general or specific, of the authorizing Shareholder.

b. *Managing Shareholder.* Except as set forth in this Section, Todd Hagopian, or his/her duly appointed successor (the "Managing Shareholder") shall manage, control, and operate the business and affairs of the Limited Liability Company as President and General Manager without any further action or approval by the Shareholders or the Board. The Managing Shareholder may be changed from time to time with the Consent of the Shareholders subject to the terms of any employment agreement between the Limited Liability Company and the Managing Shareholder. The Managing Shareholder shall not have the power or authority, without the Consent of the Shareholders to:

Enter into any binding agreement on behalf of the business

c. *Books, Records, and Reports.* The Managing Shareholder shall cause the Board to maintain the books, records, and other documents required by the Law. Notwithstanding any waiver thereof contained in the Bylaws of the Board, the Managing Shareholder shall cause the Board to furnish to the Shareholders an annual audited report.

d. *Conduct of Business.* The Managing Shareholder agrees to use the Shareholder's best efforts to cause the business of the Limited Liability Company to be conducted in accordance with sound business practices, in a lawful manner, and to endeavor to preserve for the Limited Liability Company the goodwill of its suppliers, customers, employees, and others having business relations with it.

e. *Shareholder Meetings.* There shall be no regular meetings of Shareholders of the Limited Liability Company.

f. *Employment of Shareholders.* The Shareholders shall hold the following offices of the Limited Liability Company, so long as they hold shares of stock of the Limited Liability Company, are active in the business of the Limited Liability Company and are able to perform their duties and responsibilities:

> **President:** Kevin Hobbie
> **Vice President:** _____
> **Secretary:** Todd Hagopian
> **Treasurer:** Todd Hagopian

g. *Termination of an Officer.* Any Shareholder may be terminated, by action of the Shareholders, as an officer, director, or employee of the Limited Liability Company as provided in this Section. Termination shall become effective on the adoption by all of the other Shareholders, holding at least 50% of the aggregate shares of the Limited Liability Company, at a meeting duly held after 30 days' written notice has been given to the Shareholders, of a written resolution finding that the Shareholder has:

- Failed to fulfill their responsibilities or duties as an Officer
- Engaged in misconduct or a willful breach of this Agreement
- Ceased to hold shares in the Limited Liability Company
- Been convicted by any court of any offense punishable as a felony
- Maked an assignment or agreement for the benefit of the Limited Liability Company's creditors
- Fraud, Financial Impropriety, or Majority Vote of the

Shareholders

In the event of any such termination, the terminated Shareholder agrees to sell to the Limited Liability Company, and the Limited Liability Company agrees to purchase, in proportion to the shares of the Limited Liability Company then owned by them, the shares of the Limited Liability Company then owned by the terminated Shareholder at a purchase price of $0.10 per share or $5,000, whichever is less. The purchased share shall then be distributed amongst the remaining Shareholders on a pro rata basis according to the percentage of the aggregate shares already owned by each remaining Shareholder. The terminated Shareholder shall be entitled to receive salary from the Limited Liability Company only for the period ending on the date of termination.

h. *Voting of Shares.* Each Shareholder shall vote or cause to be voted the shares of capital stock of the Limited Liability Company held for record or owned beneficially by the Shareholder in such a manner as will carry out the intents and purposes of, and effectuate and implement all of the covenants and agreements in this Agreement.

3. Distributions.

a. *Determination of Net Income or Loss.* For the purposes of this Agreement, the net income or loss of the Limited Liability Company for any accounting period shall be its gross income less the Limited Liability Company's expenses during that period, determined on an accrual basis in accordance with generally accepted accounting principles. Gross income shall include, but shall not be limited to, amounts received upon or in respect of investments of the Limited Liability Company, gains realized upon the sale or disposition of any property, and any other income received by the Limited Liability Company. Expenses shall include, but shall not be limited to, the expenses of conducting the business, salaries, interest on any loans or borrowings by the Limited Liability Company including any loans or advances to the Limited Liability Company by any Shareholder, taxes and assessments assessed to the Limited Liability Company or levied upon its properties and payable by it, depreciation of and losses on the Limited Liability Company's property (using any method of depreciation the Managing Shareholder deems appropriate), bad debts and contingencies for which reserves should properly be established, and any and all other expenses incidental to the conduct of the business of the Limited Liability Company.

b. *Regular Distributions of Net Income.* Unless the Managing Shareholder shall determine in good faith that the Limited Liability Company reasonably needs to retain the same to meet its obligations or to maintain a sound financial condition in light of the Limited Liability Company's reasonable financial needs, the net income of the Limited Liability Company in excess of $100,000.00 shall be distributed by the Limited Liability Company quarterly, proportionate to the percentage of shares owned by each Shareholder.

4. Dissolution.

a. *Restrictions on Voluntary Dissolution.* The Consent of the Shareholders shall be required to approve the voluntary dissolution of the Limited Liability Company and each Shareholder waives any right to the taking of that action by the approval, consent, or vote of a lesser percentage.

b. *Procedures During Winding Up.* On commencement of dissolution proceedings either by election of all Shareholders or otherwise, the Limited Liability Company will cease to carry on business except as necessary to wind up its business and distribute its assets. The Managing Shareholder will perform the following acts, as necessary, to wind up the affairs of the Limited Liability Company:

Employ agents and attorneys to liquidate and wind up the affairs of the Limited Liability Company;

Continue the business as necessary for the winding up of the affairs of the Limited Liability Company;

Carry out contracts and collect, pay, compromise, and settle debts and claims for or against the Limited Liability Company;

Defend suits brought against the Limited Liability Company;

Sue, in the name of the Limited Liability Company, for all sums due to the Limited Liability Company or recover any of its property;

Collect any amounts owing on subscriptions to shares or recover unlawful distributions;

Sell at public or private sale, exchange, convey, or otherwise dispose of all or any part of the assets of the Limited Liability Company for cash in an amount considered reasonable by the President, or his or her appointee(s); Make contracts and take any steps in the name of the Limited Liability Company that are necessary or convenient in order to wind up the affairs of the Limited Liability Company.

c. *Distribution of Assets on Dissolution.* The Managing Shareholder will apply the assets of the Limited Liability Company in the following order:

To all debts and liabilities of the Limited Liability Company in accordance with the law, including the expenses of dissolution and liquidation, but excluding any debts to a Shareholder;

To all senior debts to a Shareholder in accordance with the terms of any subordination agreement;

To the accrued and unpaid interest on unsubordinated debts to a Shareholder;

To the principal of unsubordinated debts to a Shareholder;

To undistributed net profits of the Limited Liability Company, subject to the provisions of this Agreement;

To repayment of the purchase price of the shares of the Limited Liability Company actually paid by each Shareholder; and, finally,

To the Shareholders in proportion to the number of shares of the Limited Liability Company held by each.

5. Voting.

a. *Certain Voting Requirements.* The consent of all Shareholders shall be required to approve any of the following actions by the Board, and each Shareholder hereby waives any right to the taking of any of such actions by approval, consent, or vote of a lesser percentage:

- Amendment, repeal, or alteration in any way of any provision of the Articles of Incorporation or Bylaws of the Limited Liability Company
- Merger or consolidation of the Limited Liability Company
- Transfer of all or substantially all of the assets of the Limited Liability Company

6. Restrictions On Transfer.

a. *Restrictions on Transfer.* To accomplish the purposes of this Agreement, any transfer, sale, assignment, hypothecation, encumbrance, or alienation of any of the shares of the Limited Liability Company, other than according to the terms of this Agreement is void and transfers no right, title, or interest in or to those shares to the purported transferee, buyer, assignee, pledgee, or encumbrance holder. Each Shareholder shall have the right to vote shares held of record and to receive dividends paid on them until the shares are sold or transferred in accordance with this Agreement.

b. *Permitted Transfers.* A Shareholder may transfer all or any part of his or her shares to: a spouse, ancestors or lineal descendants or the spouses of any of such persons, or to any trust solely for the benefit of the Shareholder or any of the foregoing persons, provided that each such permitted transferee shall first agree in writing to be bound by the terms and provisions of this Agreement. A Shareholder may also transfer all or any part of his or her shares if that transfer is approved in writing by a majority of the aggregate of the remaining, untransferred shares.

7. Dispute Resolution.

Alternative Dispute Resolution. The parties will attempt to resolve any dispute arising out of or relating to this Agreement through friendly negotiations amongst the parties. If the matter is not resolved by negotiation, the parties will resolve the dispute using the below Alternative Dispute Resolution (ADR) procedure.

Any controversies or disputes arising out of or relating to this Agreement will be submitted to mediation in accordance with any statutory rules of mediation. If mediation is not successful in resolving the entire dispute, any outstanding issues will be submitted to binding arbitration under the rules of the American Arbitration Association. The arbitrator's award will be final, and judgment may be entered upon it by any court having proper jurisdiction.

8. Noncompetition, Trade Secrets.

a. *Noncompetition.* Each Shareholder agrees that as long as he or she is the owner, or in control of, any of the Limited Liability Company's shares, the Shareholder will not be employed, concerned, or financially interested, either directly or indirectly, in the same or a similar business as that conducted by the Limited Liability Company, or compete with the Limited Liability Company. Unless otherwise agreed to in writing by a majority of the remaining Shareholders, a departing Shareholder will not be employed, concerned, or financially interested, either directly or indirectly, in the same or a similar business as that conducted by the Limited Liability Company, or compete with the Limited Liability Company for a one-year period following the date the departing Shareholder conveys his or her shares if any customers of the same, similar, or competing business may be located within a 100 mile radius of the principal place of business of the Limited Liability Company.

b. *Trade Secrets.* Each Shareholder acknowledges that the customer lists, potential customer lists, trade secrets, processes, methods, and technical information of the Limited Liability Company and any other matters designated by the written consent of all Shareholders are valuable assets. Unless he or she obtains the written consent of each of the other Shareholders, each Shareholder agrees never to disclose to any individual and organization, except in authorized connection with the business of the Limited Liability Company, any customer list, or any name on that list, or any trade secret, process, or other matter referred to in this paragraph while the Shareholder holds, or has the control of, any shares of the Limited Liability Company, or at any later time.

This Agreement is in compliance with the Defend Trade Secrets Act and provides civil or criminal immunity to any individual for the disclosure of trade secrets: (i) made in confidence to a federal, state, or local government official, or to an attorney when the disclosure is to report suspected violations of the law; or (ii) in a complaint or other document filed in a lawsuit if made under seal.

9. Termination and Amendment.

a. This Agreement shall remain in effect until all the Shareholders agree to termination in writing. Notwithstanding an original issuance of shares by the Limited Liability Company to a new shareholder who does not become a party to this Agreement, this Agreement shall continue to the extent it is legally enforceable.

b. This Agreement may be amended only by a written agreement executed and delivered by each Shareholder.

10. Miscellaneous Provisions.

a. *Waiver of Law.* This Agreement does not alter or waive any provision of the Law except as expressly provided herein; provided, however, each Shareholder hereby expressly waives the provisions of the Law to the full extent permitted by the Law in order to uphold the provisions and validity of this Agreement and to cause this Agreement to be valid, binding, and enforceable in accordance with its terms upon each of the Shareholders and their respective transferees, successors and assigns.

b. *Notices.* Any notice under this Agreement shall be deemed sufficiently given by one party to another if in writing and if and when delivered or tendered either in person or by the deposit of it in the United States mail in a sealed envelope, registered or certified, with postage prepaid, addressed to the person to whom notice is being given at that person's address appearing on the records of the Limited Liability Company or any other address as may have been given by that person to the Limited Liability Company for the purposes of notice in accordance with this subsection. A notice not given as above shall, if it is in writing, be deemed given if and when actually received by the party to whom it is required or permitted to be given. It is the responsibility of each Shareholder to ensure that the Limited Liability Company has the Shareholder's correct address to receive notice.

c. *Governing Law.* This Agreement shall be governed by and construed in accordance with the laws of the State of Oklahoma. Any action to enforce this Agreement must be brought within the state whose laws govern this Agreement.

d. *Captions.* Captions to sections, subsections, and paragraphs in this Agreement are inserted for convenience only and shall not affect the construction or interpretation of this Agreement.

e. *Counterparts and Duplicate Originals.* This Agreement and all amendments may be executed in several counterparts and each counterpart shall constitute a duplicate original of the same instrument.

f. *Successors.* Anything in this Agreement to the contrary notwithstanding, any transferee, successor, holder, or assignee, whether voluntary, by operation of law, or otherwise, of the shares of the Limited Liability Company shall be subject to and bound by this Agreement as fully as though a signatory.

g. *Severability.* Any provision prohibited by, unlawful or unenforceable under any applicable law of any jurisdiction shall as to that jurisdiction be ineffective without affecting any other provision of this Agreement. To the full extent, however, that the provisions of that applicable law may be waived, they are waived to the end that this Agreement be deemed to be a valid and binding agreement enforceable in accordance with its terms.

h. *Recovery of Expenses.* Except as provided in Section 7 with respect to alternative dispute resolution, if a dispute arises with respect to this Agreement, the prevailing party shall be entitled to recover all expenses, including, without limitation, reasonable attorneys' fees and expenses, incurred in ascertaining that party's rights, in preparing to enforce, or in enforcing that party's rights under this Agreement, whether or not it was necessary for that party to institute suit.

i. *Remedies.* The parties shall have all remedies for breach of this Agreement available to them provided by law or equity. Without limiting the generality of the foregoing, the parties agree that in addition to all other rights and remedies available at law or in equity, the parties shall be entitled to obtain specific performance of the obligations of each party to this Agreement and immediate injunctive relief and that in the event any action or proceeding is brought in equity to enforce the same, no Shareholder will urge, as a defense, that there is an adequate remedy at law.

j. *Third Parties.* Nothing in this Agreement, whether express or implied, is intended to confer any rights or remedies under or by reason of this Agreement on any persons other than the parties to it and the Limited Liability Company and their respective permitted transferees, successors, and assigns, nor is anything in this Agreement intended to relieve or discharge the obligation or liability of any third persons to any party to this Agreement or to the Limited Liability Company, nor shall any provision give any third person any right of subrogation or action over or against any party to this Agreement or the Limited Liability Company.

k. *Time.* Time is of the essence of this Agreement.

l. *Filing of Agreement.* A copy of this Agreement, as amended from time to time, shall be filed with the Secretary of the Limited Liability Company for inspection by any prospective purchaser of shares of the Limited Liability Company.

IN WITNESS WHEREOF, the parties have signed this Agreement on the date above written.

SHAREHOLDERS:

By: _____   Date: _____
    Kevin Hobbie

By: _____   Date: _____
    Todd Hagopian

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

REVENUE LOAN AGREEMENT

(Promissory Note)

Date of Loan:
[EFFECTIVE DATE]

Amount of Loan:
[INVESTMENT AMOUNT]

City and State of Lender:

_____

Payment Start Date:
January 15, 2024

For value received Player One Energy, LLC, an Oklahoma limited liability company (the "Borrower" or the "Company"), hereby promises to pay to the order of [INVESTOR NAME] ("Lender"), in lawful money of the United States of America and in immediately available funds, the Repayment Amount (as defined below) in the manner set forth below.

1. **Definitions.**

    a. **"Gross Revenues"** means all of the Borrower's cash receipts, from all sales of any kind, including prepaid licenses, without any deduction or offset of any kind.
    b. **"Lenders"** means all of the purchasers of Notes in the crowdfunding offering of which this Note is a part.
    c. **"Measurement Period"** means the period of time with respect to which a payment is made.
    d. **"Note"** means this Note. "Notes" means all of the Notes issued in the crowdfunding offering of which this Note is a part.
    e. **"Payment Start Date"** means the date specified above, except in the case of a Permitted Deferral.
    f. **"Pro-Rata Share"** or a Lender's "ratable interest" or the like shall be deemed to refer, at any time, to a fraction, the numerator of which is the initial amount of the Notes issued to such Lender, and the denominator of which is the total amount of the Notes issued in this offering
    g. **"Repayment Amount"** means amount that is **3.5x** the amount of the Loan.
    h. **"Revenue Percentage"** means <mark>10.0%</mark>. All Lenders in the offering who invest the same amount will receive the same Revenue Percentage based on the amount of their Loans.

2. **Basic Terms.**

    a. **Group of Revenue Loans.** This Loan is issued as part of a group of identical loans issued to a number of investors in the offering.

b. **When Paid in Full.** The loan will be considered paid in full and this agreement will terminate when the Borrower has paid the Lender the Repayment Amount, except in the Event of a Default, in which the Borrower will owe Lender additional amounts as set forth herein.

c. **Interest Rate.** The interest rate on this Loan is a function of the time it takes the Borrower to repay the Repayment Amount. To the extent allowed under applicable law, the revenue share will not be considered interest under state usury laws.

3. **Payments.**

a. **Quarterly Payments.** Beginning on the Payment Start Date, Borrower shall make quarterly payments to the Lender until the Repayment Amount is repaid in full; provided, however, that at any time the Company may defer up to 2 of such payments upon notice to Lender (each, a "Permitted Deferral").

b. **Amount of Each Payment.** The amount of each payment shall be the product of the Revenue Percentage and the Gross Revenues from the Measurement Period ended immediately prior to the payment date.

c. **Timing of Payment.** The Borrower will make the payment to the Lender hereunder (or cause the payments to be made through an agent) within thirty (30) days of the end of each Measurement Period.

d. **Order of Application of Payments.** All payments under this Agreement shall be applied first to interest and then to principal.

e. **Place of Payment.** All amounts payable hereunder shall be payable at the office of Silicon Prairie Online Holdings, LLC, c/o Lender, [INVESTOR NAME], unless another place of payment shall be specified in writing by Lender.

f. **Pro Rata Payments.** All payments will be made pro rata among all of the Lenders.

4. **Prepayment.** The Borrower may pay off all of the Loans in their entirety at any time by paying the Lenders any unpaid part of the Repayment Amount for all of the Loans. The Borrower may make partial prepayments, provided that all partial prepayments shall be made pro rata among all of the Lenders based on the amount of their Loans to the Borrower.

5. **Characterization of Investment.** The parties agree that they shall treat this agreement as a loan for financial and tax and all other applicable purposes, and not as equity. The Lender agrees to comply with all applicable laws governing the making of loans to businesses in the jurisdiction in which they are resident.

6. **Sharing of Payments.** If the Lender shall obtain any payment from the Borrower, whether voluntary, involuntary, through the exercise of any right of setoff or otherwise, on account of the Loan in excess of its Pro-Rata Share of such payments, the Lender shall remit the excess amount to Silicon Prairie Online Holdings, LLC to be shared ratably with the other investors.

7. **Secured Note.** To secure payment of all amounts due under this Note, Borrower grants Lender a security interest in all of its personal property, now existing or hereafter arising, including all accounts, inventory, equipment, general intangibles, financial assets, investment property, securities, deposit accounts, and the proceeds thereof. Borrower authorizes Lender to file a financing statement to perfect this security interest.

8. **Company Representations**

   a.   The Company is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

   b.   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Lender, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current certificate of incorporation or bylaws, (ii) any material statute, rule or regulation applicable to the Company or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

   c.   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

   d.   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; and (ii) any qualifications or filings under applicable securities laws.

9. **Lender Representations**

   a.   The Lender has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes valid and binding obligation of the Lender, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

   b.   If the Lender has checked the box next to "Accredited Investor" on the signature page, the Lender represents that he, she or it is an accredited investor as such term is defined in Rule 501 of Regulation D under the Securities Act. If the Lender has checked the box next to "Unaccredited Investor" on the signature page, the Lender represents that he, she or it is complying with the rules and regulations of Regulation Crowdfunding, including the investment limits set forth in Section 4(a)(6) of the Securities Act. The Lender has been advised that this instrument and the underlying securities have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. The Lender is purchasing this instrument and the securities to be acquired by the Lender hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Lender has no present intention of selling, granting any participation in, or otherwise distributing the same. The Lender has such knowledge and experience in financial and business matters that the Lender is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Lender's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

10. **Default.** Each of the following events shall be an **"Event of Default"** hereunder:

a. Borrower fails to pay any of the outstanding principal amount due under this Note on the date the same becomes due and payable or within five business days thereafter or any accrued interest or other amounts due under this Note on the date the same becomes due and payable or within five business days thereafter;

b. Borrower files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any limited liability company action in furtherance of any of the foregoing; or

c. An involuntary petition is filed against Borrower (unless such petition is dismissed or discharged within 60 days) under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee or assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of Borrower.

d. Upon the occurrence of an Event of Default hereunder, all unpaid principal, accrued interest and other amounts owing hereunder shall automatically be immediately due, payable and collectible by Lender pursuant to applicable law.

11. **Parity with Other Notes.** The Borrower's repayment obligation to the Lender under this Note shall be on parity with the Borrower's obligation to repay all Notes issued in the same offering.In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay all the Notes in full, payment shall be made to the holders of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Lender hereunder.

12. **Subordination.** The indebtedness evidenced by this Note is hereby expressly subordinated, to the extent and in the manner hereinafter set forth, in right of payment to the prior payment in full of the Senior Indebtedness. "Senior Indebtedness" shall mean, unless expressly subordinated to or made on a parity with the amounts due under this Note, the principal of, unpaid interest on and amounts reimbursable, fees, expenses, costs of enforcement and other amounts due in connection with (a) indebtedness of Borrower to banks or commercial finance or other lending institutions regularly engaged in the business of lending money (including venture capital, investment banking or similar institutions and their affiliates which sometimes engage in lending activities but which are primarily engaged in investments in equity securities), whether or not secured, and (b) any such indebtedness or any debentures, notes or other evidence of indebtedness issued in exchange for such Senior Indebtedness, or any indebtedness arising from the satisfaction of such Senior Indebtedness by a guarantor.

a. **Insolvency Proceedings.** If there shall occur any receivership, insolvency, assignment for the benefit of creditors, bankruptcy, reorganization or arrangements with creditors (whether or not pursuant to bankruptcy or other insolvency laws), sale of all or substantially all of the assets, dissolution, liquidation or any other marshaling of the assets and liabilities of Borrower, (a) no amount shall be paid by Borrower in respect of the principal of, interest on or other amounts due with respect to this Note at the time outstanding, unless and until the principal of and interest on the Senior Indebtedness then outstanding shall be paid in full, and (b) no claim or proof of claim shall be filed by or on behalf of Lender which shall assert any right to receive any payments in respect of the principal of and interest on this

Note except subject to the payment in full of the principal of and interest on all of the Senior Indebtedness then outstanding.

b.   **Default on Senior Indebtedness.** If there shall occur an event of default that has been declared in writing with respect to any Senior Indebtedness, as defined therein, or in the instrument under which it is outstanding, permitting the holder to accelerate the maturity thereof and Lender shall have received written notice thereof from the holder of such Senior Indebtedness, then, unless and until such event of default shall have been cured or waived or shall have ceased to exist, or all Senior Indebtedness shall have been paid in full, no payment shall be made in respect of the principal of or interest on this Note unless within 180 days after the happening of such event of default the maturity of such Senior Indebtedness shall not have been accelerated. Not more than one notice may be given to Lender pursuant to the terms of this Section during any 365-day period.

c.   **Further Assurances.** By acceptance of this Note, Lender agrees to execute and deliver customary forms of subordination agreement requested from time to time by the holders of Senior Indebtedness and, as a condition to Lender's rights hereunder, Borrower may require that Lender execute such forms of subordination agreement; provided that such forms shall not impose on Lender terms less favorable than those provided herein.

d.   **Subrogation.** Subject to the payment in full of all Senior Indebtedness, Lender shall be subrogated to the rights of the holder(s) of such Senior Indebtedness (to the extent of the payments or distributions made to the holder(s) of such Senior Indebtedness pursuant to the provisions of this Section [8]) to receive payments and distributions of assets of Borrower applicable to the Senior Indebtedness. No such payments or distributions applicable to the Senior Indebtedness shall, as between Borrower and its creditors, other than the holders of Senior Indebtedness and Lender, be deemed to be a payment by Borrower to or on account of this Note; and for purposes of such subrogation, no payments or distributions to the holders of Senior Indebtedness to which Lender would be entitled except for the provisions of this Section shall, as between Borrower and its creditors, other than the holders of Senior Indebtedness and Lender, be deemed to be a payment by Borrower to or on account of the Senior Indebtedness.

e.   **No Impairment.** Subject to the rights, if any, of the holders of Senior Indebtedness under this Section to receive cash, securities or other properties otherwise payable or deliverable to Lender, nothing contained in this Section shall impair, as between Borrower and Lender, the obligation of Borrower, subject to the terms and conditions hereof, to pay to Lender the principal hereof and interest hereon as and when the same become due and payable, or shall prevent Lender, upon default hereunder, from exercising all rights, powers and remedies otherwise provided herein or by applicable law. 8.6 Lien Subordination. Any lien or security interest of Lender, whether now or hereafter existing in connection with the amounts due under this Note, on any assets or property of Borrower or any proceeds or revenues therefrom which Lender may have at any time as security for any amounts due and obligations under this Note, shall be subordinate to all liens or security interests now or hereafter granted to a holder of Senior Indebtedness by Borrower or by law notwithstanding the date, order or method of attachment or perfection of any such lien or security interest or the provisions of any applicable law.

f.   **Applicability of Priorities.** The priority of the holder of the Senior Indebtedness provided for herein with respect to security interests and liens are applicable only to the extent that such security interests and liens are enforceable and perfected and have not been avoided; if a security interest or lien is judicially determined to be unenforceable or unperfected or is judicially avoided with respect to any claim of the holder of the Senior Indebtedness or any part thereof, the priority provided for herein shall not be available to such security interest or lien to the extent that it is avoided or determined to be unenforceable or unperfected. The foregoing notwithstanding, Lender covenants and agrees that it shall not challenge, attack or seek to avoid any security interest or lien to the extent that it secures any holder of the Senior Indebtedness. Nothing in this Section affects the operation of any subordination of indebtedness or turnover of payment provisions hereof, or of any other agreements among any of the parties hereto.

g. **Reliance of Holders of Senior Indebtedness.** Lender, by its acceptance hereof, shall be deemed to acknowledge and agree that the foregoing subordination provisions are, and are intended to be, an inducement to and a consideration of each holder of Senior Indebtedness, whether such Senior Indebtedness was created or acquired before or after the creation of the indebtedness evidenced by this Note, and each such holder of Senior Indebtedness shall be deemed conclusively to have relied on 5. such subordination provisions in acquiring and holding, or in continuing to hold, such Senior Indebtedness.

h. Borrower waives presentment and demand for payment, notice of dishonor, protest and notice of protest of this Note, and shall pay all costs of collection when incurred, including, without limitation, reasonable attorneys' fees, costs and other expenses. The right to plead any and all statutes of limitations as a defense to any demands hereunder is hereby waived to the full extent permitted by law.

13. **Amendments.** Any provision of this instrument (other than the Repayment Amount) may be amended, waived or modified as follows: upon the written consent of the Borrower the holders of a majority in principal of the Loan Amounts raised in this offering.

14. **Notice.** Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

15. **Governing Law.** This Note shall be governed by, and construed and enforced in accordance with, the laws of the State of Oklahoma, excluding conflict of laws principles that would cause the application of laws of any other jurisdiction.

16. **Successors and Assigns.** Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; provided, however, that the Company may assign this instrument in whole, without the consent of the Lender, in connection with a reincorporation to change the Company's domicile. Subject to the foregoing, this instrument will be binding on the parties' successors and assigns.

17. **No Stockholder Rights.** The Lender is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of capital stock of the Borrower for any purpose, nor will anything contained herein be construed to confer on the Lender, as such, any of the rights of a stockholder of the Borrower or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise.

18. **Tax Withholding.** Lender hereby authorizes the Borrower to make any withholding required by law. Lender agrees to provide to Borrower a Form W-9 or comparable form.

19. **Not Effective Until Acceptable by Borrower.** This Agreement is not effective until the Borrower has accepted the Lender's subscription.

[*Signature page follows*.]

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

BORROWER:

Player One Energy, LLC

By: _____
Name: _____
Title: _____

LENDER:

[INVESTOR NAME]

By: _____
Name: [INVESTOR NAME]
Title: _____

The Lender is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The Lender is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:

☐   Accredited Investor
☐   Unaccredited Investor

INSTRUCTIONS TO QUESTION 31: If information is presented to investors in a form at, media or other means not able to be reflected in text or portable document format, the issuer should include

(a) a description of the material content of such information;

(b) a description of the form at in which such disclosure is presented; and

(c) in the case of disclosure in video, audio or other dynamic media or form at, a transcript or description of such disclosure.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:
(120 days after the end of each fiscal year covered by the report)

(120 days after the end of each fiscal year covered by the report).

Once posted, the annual report may be found on the issuer's website at:
https://playerone.sppx.io/

The issuer must continue to comply with the ongoing reporting requirements until:

(1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) The issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;
(3) The issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
(4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the issuer liquidates or dissolves its business in accordance with state law.